UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

SPECIAL DIVERSIFIED OPPORTUNITIES INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

862700101

(CUSIP Number)

Becker Drapkin Management, L.P.

Attn: Steven R. Becker

500 Crescent Court, Suite 230

Dallas, Texas 75201

(214) 756-6156

with a copy to:

Taylor H. Wilson

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5615

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 26, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 862700101

1.	Names of Reporting Persons Becker Drapkin Management, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,728,096
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,728,096
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,728,096
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.7%
14.	Type of Reporting Person (See Instructions) IA, PN

CUSIP No. 862700101

1.	Names of Reporting Persons Becker Drapkin Partners (QP), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,310,332
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,310,332
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,310,332
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.7%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 862700101

1.	Names of Reporting Persons Becker Drapkin Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 417,764
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 417,764
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 417,764
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 862700101

1.	Names of Reporting Persons BC Advisors, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,728,096
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,728,096
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,728,096
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.7%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 862700101

1.	Names of Reporting Persons Steven R. Becker
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 216,4101 2
	8.	Shared Voting Power 3,728,096
	9.	Sole Dispositive Power 215,160[1]
	10.	Shared Dispositive Power 3,728,096
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,944,5061 2
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.6%
14.	Type of Reporting Person (See Instructions) IN, HC

[1]

Includes 51,021 shares of common stock of the issuer that the reporting person has the right to acquire within 60 days of the date of this Schedule 13D pursuant to stock options to acquire shares of common stock of the issuer.

[2]	Includes 1,250 unvested shares of restricted stock of the issuer, which are subject to forfeiture and restrictions and vest on May 15, 2014.

CUSIP No. 862700101

1.	Names of Reporting Persons Matthew A. Drapkin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,728,096
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,728,096
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,728,096
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.7%
14.	Type of Reporting Person (See Instructions) IN, HC

This Amendment No. 6 to Schedule 13D (this “Amendment”) is filed by and on behalf of each of the Reporting Persons to amend the Schedule 13D related to the common stock of the issuer (the “Common Stock”) previously filed by the Reporting Persons with the Securities and Exchange Commission (the “Commission”) on February 15, 2008, as amended and/or supplemented by Amendment No. 1 to the Schedule 13D filed on March 4, 2008, Amendment No. 2 to the Schedule 13D filed on March 18, 2008, Amendment No. 3 to the Schedule 13D filed on August 10, 2010, Amendment No. 4 to the Schedule 13D filed on August 31, 2011 and Amendment No. 5 to the Schedule 13D filed on June 29, 2012 (as amended, the “Schedule 13D”). This Amendment reflects changes to beneficial ownership as a result of the acquisition of additional shares of Common Stock by the Reporting Persons. Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“Becker Drapkin QP and Becker Drapkin LP have acquired an aggregate of 3,728,096 shares of Common Stock, which are reported herein, in multiple open market and private transactions for an aggregate purchase price of $7,367,106.22 (including commissions). The source of funds for the purchase of Common Stock was the general working capital of Becker Drapkin QP and Becker Drapkin LP.

Becker has acquired an aggregate of 165,389 shares of Common Stock and may be deemed, under Rule 13d-3 of the Exchange Act, to beneficially own 51,021 shares of Common Stock that may be acquired within 60 days of the date of this Amendment pursuant to stock options, which are reported herein. The shares of Common Stock and related options were acquired in multiple awards from the issuer and open market transactions for an aggregate purchase price of $233,192.13 (including commissions). The source of funds for the purchase of Common Stock was Becker’s personal funds.”

Item 5. Interest in Securities of the Issuer.

Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

“(a) Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each Reporting Person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any syndicate or group with respect to the issuer or any securities of the issuer. Drapkin expressly disclaims beneficial ownership of any shares of Common Stock that are directly owned by Becker.

The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto.”

Item 5(b) of the Schedule 13D is hereby amended and restated in its entirety as follows:

“(b)	Number of shares as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.”

Item 5(c) of the Schedule 13D is hereby amended and restated in its entirety as follows:

“(c) Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the Reporting Persons are described below:

Transaction Date	Effecting Person(s)	Shares Acquired	Shares Disposed	Price Per Share	Description of Transaction
07/25/2013	Becker Drapkin QP	101,867		$0.9641 (1)	Open Market Transaction
07/25/2013	Becker Drapkin QP	35,268		$0.94878 (1)	Open Market Transaction
07/25/2013	Becker Drapkin LP	14,899		$0.9641 (1)	Open Market Transaction
07/25/2013	Becker Drapkin LP	5,158		$0.94878 (1)	Open Market Transaction
07/26/2013	Becker Drapkin QP	76,335		$0.97 (1)	Open Market Transaction
07/26/2013	Becker Drapkin QP	80,872		$0.9627 (1)	Open Market Transaction
07/26/2013	Becker Drapkin LP	11,165		$0.97 (1)	Open Market Transaction
07/26/2013	Becker Drapkin LP	11,828		$0.9627 (1)	Open Market Transaction
07/29/2013	Becker Drapkin QP	27,307		$0.98 (2)	Open Market Transaction
07/29/2013	Becker Drapkin LP	3,993		$0.98 (2)	Open Market Transaction
07/30/2013	Becker Drapkin QP	54,089		$0.9778 (1)	Open Market Transaction
07/30/2013	Becker Drapkin LP	7,911		$0.97 (1)	Open Market Transaction
07/31/2013	Becker Drapkin QP	1,833		$0.9778 (1)	Open Market Transaction
07/31/2013	Becker Drapkin LP	267		$0.97 (1)	Open Market Transaction

(1)	Excluding commission of $0.01 per share.
(2)	Excluding commission of $0.02 per share.”

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

24.1	Power of Attorney (incorporated by reference to Exhibit 24.1 to the Amendment to Schedule 13D relating to the Common Stock of the issuer filed on August 31, 2011 by the Reporting Persons with the Securities and Exchange Commission)

99.1	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Amendment to Schedule 13D relating to the Common Stock of the issuer filed on August 31, 2011 by the Reporting Persons with the Securities and Exchange Commission)

99.2	Restricted Stock Grant Agreement, dated May 15, 2012 (incorporated by reference to Exhibit 99.2 to the Amendment to Schedule 13D relating to the Common Stock of the issuer filed on July 3, 2012 by the Reporting Persons with the Securities and Exchange Commission)

99.3	Nonqualified Stock Option Grant, dated May 15, 2012 (incorporated by reference to Exhibit 99.3 to the Amendment to Schedule 13D relating to the Common Stock of the issuer filed on July 3, 2012 by the Reporting Persons with the Securities and Exchange Commission)”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 1, 2013	BECKER DRAPKIN MANAGEMENT, L.P.

	By:	BC Advisors, LLC
	Its:	General Partner

	By:	/s/ Ashley Sekimoto
	Name:	Ashley Sekimoto
	Title:	Attorney-in-Fact

BECKER DRAPKIN PARTNERS (QP), L.P.

	By:	Becker Drapkin Management, L.P.
	Its:	General Partner

	By:	BC Advisors, LLC
	Its:	General Partner

	By:	/s/ Ashley Sekimoto
	Name:	Ashley Sekimoto
	Title:	Attorney-in-Fact

BECKER DRAPKIN PARTNERS, L.P.

	By:	Becker Drapkin Management, L.P.
	Its:	General Partner

	By:	BC Advisors, LLC
	Its:	General Partner

	By:	/s/ Ashley Sekimoto
	Name:	Ashley Sekimoto
	Title:	Attorney-in-Fact

BC ADVISORS, LLC

	By:	/s/ Ashley Sekimoto
	Name:	Ashley Sekimoto
	Title:	Attorney-in-Fact

STEVEN R. BECKER

/s/ Ashley Sekimoto
	Name:	Ashley Sekimoto
	Title:	Attorney-in-Fact

MATTHEW A. DRAPKIN

/s/ Ashley Sekimoto
	Name:	Ashley Sekimoto
	Title:	Attorney-in-Fact

EXHIBIT INDEX

Exhibit	Description of Exhibit

24.1	Power of Attorney (incorporated by reference to Exhibit 24.1 to the Amendment to Schedule 13D relating to the Common Stock of the issuer filed on August 31, 2011 by the Reporting Persons with the Securities and Exchange Commission)

99.1	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Amendment to Schedule 13D relating to the Common Stock of the issuer filed on August 31, 2011 by the Reporting Persons with the Securities and Exchange Commission)

99.2	Restricted Stock Grant Agreement, dated May 15, 2012 (incorporated by reference to Exhibit 99.2 to the Amendment to Schedule 13D relating to the Common Stock of the issuer filed on July 3, 2012 by the Reporting Persons with the Securities and Exchange Commission)

99.3	Nonqualified Stock Option Grant, dated May 15, 2012 (incorporated by reference to Exhibit 99.3 to the Amendment to Schedule 13D relating to the Common Stock of the issuer filed on July 3, 2012 by the Reporting Persons with the Securities and Exchange Commission)